CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Amount to be registered	Offering price per unit	Aggregate offering price	Amount of registration fee
Common units representing limited partner interests	8,050,000(1)	$41.25	$332,062,500	$38,054.36(2)

(1)	Assumes that overallotment amount of 1,050,000 common units is exercised.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180096

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 14, 2012

7,000,000 Common Units

Representing Limited Partner Interests

AmeriGas Partners, L.P.

$41.25 per unit

We are selling 7,000,000 common units with this prospectus supplement and the accompanying prospectus. We have granted the underwriters an option to purchase up to 1,050,000 additional common units to cover over-allotments.

Our common units are listed on the New York Stock Exchange under the symbol “APU.” The last reported sale price of our common units on the New York Stock Exchange on March 15, 2012 was $41.25 per unit.

Investing in our common units involves risks. Our common units, which represent limited partner interests, are inherently different from the capital stock of a corporation. See “Risk Factors” on page S-15 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$41.25	$288,750,000
Underwriting Discount	$ 1.65	$ 11,550,000
Proceeds to AmeriGas Partners, L.P., before expenses	$39.60	$277,200,000

The underwriters expect to deliver the common units to purchasers on or about March 21, 2012.

Wells Fargo Securities	BofA Merrill Lynch	Barclays Capital	Citigroup

Credit Suisse	J.P. Morgan		UBS Investment Bank

Janney Montgomery Scott

The date of this prospectus supplement is March 15, 2012.

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, provides more general information. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

We have not authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Neither we nor the underwriters take any responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Unless the context otherwise indicates, “AmeriGas Partners,” the “Partnership,” “we,” “our,” “ours,” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which include our operating partnership, AmeriGas Propane, L.P. References to our “General Partner” refer to AmeriGas Propane, Inc. and references to “AmeriGas Propane” or our “Operating Partnership” refer to AmeriGas Propane, L.P. and its subsidiaries, including, since January 12, 2012, Heritage Operating, L.P. (“HOLP”), and its subsidiaries and general partner (together with HOLP, “HOLP”) and Titan Energy Partners, L.P. (“Titan”), and its subsidiaries and general partner (together with Titan, “Titan”). References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2011” are to our fiscal year ended September 30, 2011. References to “pro forma” or “on a pro forma basis” give effect to the Heritage Acquisition (as defined below) as described under “Unaudited Pro Forma Condensed Combined Financial Statements.”

Our Business

We are a publicly traded limited partnership formed under Delaware law on November 2, 1994. We are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. As of September 30, 2011, we served approximately 1.3 million customers in all 50 states from nearly 1,200 propane distribution locations. Typically, we are located in suburban and rural areas where natural gas is not readily available.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed approximately one billion gallons of propane in fiscal 2011. Approximately 88% of our fiscal 2011 sales (based on gallons sold) were to retail accounts and approximately 12% were to wholesale customers. Of the total retail sales for fiscal 2011, residential customers accounted for approximately 39%, commercial/industrial customers accounted for 38%, motor fuel customers accounted for 14%, and agricultural customers accounted for 4%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of fiscal 2011 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

The Heritage Acquisition

On January 12, 2012, we completed the acquisition (the “Heritage Acquisition”) of HOLP and Titan, which operated substantially all of the retail propane distribution business (“Heritage Propane”) of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP,” referred to together with its subsidiaries after the Heritage Acquisition as “ETP”) for total consideration of approximately $2.6 billion, consisting of approximately $1.5 billion in cash and 29,567,362 of our common units with a fair value of approximately $1.1 billion. Heritage Propane conducts its propane operations in 41 states. According to LP-Gas Magazine rankings published on February 1, 2012, Heritage Propane was the third largest retail propane distributor in the United States, delivering over 500 million gallons to more than one million retail propane customers in its fiscal year ended December 31, 2011. The Heritage Acquisition is consistent with our strategy to grow our core business through acquisitions.

Immediately after the consummation of the Heritage Acquisition, the General Partner contributed common units to AmeriGas Partners, L.P. and the Operating Partnership to maintain its general partner interests in such entities. As of January 12, 2012, UGI Corporation, through subsidiaries, held a 1% general partner interest in AmeriGas Partners, L.P. and a 1.01% general partner interest in the Operating Partnership, and also owned 23,756,882 AmeriGas Partners, L.P. common units, for a combined 29%

effective ownership interest in us. Of the remaining 62,003,949 outstanding common units, ETP owned 29,567,362 common units as of January 12, 2012, which constituted approximately 34% of our outstanding common units.

We funded the cash consideration for the Heritage Acquisition and related fees and expenses through the net proceeds of the offering of an aggregate amount of $1.55 billion in senior notes consisting of $550 million principal amount of 6.75% senior notes due 2020 and $1 billion principal amount of 7.00% senior notes due 2022, which were co-issued by AmeriGas Finance LLC and AmeriGas Finance Corp., both wholly owned subsidiaries of the Partnership, and fully and unconditionally guaranteed by the Partnership (collectively, “our 2012 Notes”).

Our Strategy

In the short-term, our focus will be to successfully integrate Heritage Propane and to capitalize on the benefits of the acquisition. In addition, we will continue our efforts to execute our strategy to grow by (i) pursuing opportunistic acquisitions, (ii) developing internal sales and marketing programs, (iii) leveraging our scale and driving productivity, and (iv) achieving world class safety performance. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We compete for acquisitions with others engaged in the propane distribution business. During fiscal 2011, we completed the acquisition of 16 propane distribution businesses. We expect that internal growth will be provided in part from the continued expansion of our AmeriGas Cylinder Exchange (“ACE”) program through which consumers can purchase or exchange empty propane cylinders at various retail locations, and our National Accounts program, through which we encourage multi-location propane users to enter into a supply agreement with us rather than with many suppliers.

Our Competitive Strengths

Scale as largest U.S. retail propane distributor

For the twelve months ended September 30, 2011, we distributed approximately 1.0 billion gallons of propane, with approximately 88% of our sales (based on gallons sold) to retail accounts, and Heritage Propane distributed over 500 million gallons of propane, with approximately 99% of its sales (based on gallons sold) to retail accounts. Our combined market share, taking into account ETP’s retention of its cylinder exchange business, was approximately 15% as of December 31, 2011 based on LP-Gas Magazine’s published data. We operate an extensive storage and distribution network in order to transport propane to local market distribution locations, positioning us to serve propane consumers in all 50 states. The Heritage Acquisition increased our scale and allows us to continue to compete effectively in the highly-fragmented and competitive U.S. propane industry. We expect to achieve enhanced productivity, cost reductions, purchasing synergies and product and technology development improvements as a result of the Heritage Acquisition.

Geographic and customer diversity

For the twelve months ended September 30, 2011, we served approximately 1.3 million residential, commercial/industrial, motor fuel, agricultural and wholesale customers in all 50 states and Heritage Propane served approximately 1.1 million of such customers from locations in 41 states. Our broad national footprint reduces our exposure to adverse warm weather patterns in any one area of the United States. Our geographic coverage and scale also enable us to enter into strategic relationships with companies that have regional and national footprints.

Track record of successful acquisition integration

We have a track record of integrating large acquisitions. We have completed over 100 acquisitions since our initial public offering in 1995. Management is focused on successfully integrating the Heritage

Acquisition, realizing the synergies from the acquisition and adopting best practices from each of the organizations in order to optimize service to our customers.

Experienced management team

Our senior management has extensive experience in the propane distribution business with over 17 years on average in the propane distribution industry.

Recent Developments

Concurrently with this offering, we are conducting a cash tender offer (the “Tender Offer”) for up to $200 million outstanding principal amount of our 6.50% Senior Notes due 2021 (the “2021 Notes”). The Tender Offer is scheduled to expire on April 10, 2012 subject to our right to extend the Tender Offer, with an early participation payment included in the tender price if the tender is received on or before March 27, 2012. The Tender Offer is being made pursuant to an offer to purchase, and this prospectus supplement is not an offer to purchase with respect to any of the 2021 Notes. We intend to finance the purchase of the 2021 Notes in the Tender Offer with a portion of the net proceeds from this offering. The closing of the Tender Offer will be conditioned on, among other things, our having obtained net proceeds in this offering sufficient to complete the Tender Offer.

According to the heating degree data provided by the National Oceanic and Atmospheric Administration (“NOAA”), during the two months ended February 29, 2012, temperatures in the United States, excluding Alaska, averaged approximately 16% warmer than normal and approximately 20% warmer than the prior year comparable period. Retail propane gallons sold were approximately 21% lower, excluding the impact of the Heritage Acquisition, than in the prior year comparable period, reflecting the impact of the significantly warmer weather. Because many of our customers rely on propane as a heating fuel, our results of operations are adversely affected by warmer-than-normal heating season weather.

Outlook

Set out below are current estimates of our anticipated results for the quarter ending March 31, 2012, the year ending September 30, 2012 and the year ending September 30, 2013. These estimates were prepared by, and are the responsibility of, our management. Our auditors, PricewaterhouseCoopers LLP, have neither examined, compiled nor performed any procedures with respect to these estimates and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference into the accompanying prospectus relates to the Partnership’s historical financial information, does not extend to the estimates below, which are prospective financial information, and should not be read to do so. In addition to the factors and assumptions set out below, there are many other factors that may affect our business and results of operations.

Management’s estimates are based upon a number of assumptions. While these estimates are presented with numerical specificity and considered reasonable, they are inherently subject to significant weather-related, business, economic and competitive uncertainties. Additional information regarding the risks and uncertainties that affect our business is contained in the Risk Factors set out on page S-15 of this prospectus supplement and on page 4 of the accompanying prospectus, and the guidance provided below should be read in conjunction with the section entitled “Forward-Looking Statements” on page S-22 of this prospectus supplement and page 1 of the accompanying prospectus.

The estimates are necessarily speculative in nature, and actual results could differ materially, particularly if actual events differ from one or more of our key assumptions. Our key assumptions are described below in more detail. Our key assumptions include:

•	our expectation for weather, as changes in weather generally correlate with changes in the volume of propane being sold, which is our primary source of revenues;

•	our expectation that there will be no change in competitive dynamics;

•

our expectation of a stable propane cost and operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers), as changes in costs can materially impact demand and margins (as we may not be able to fully pass through changes in costs to our customers);

•

our expectation that our integration of Heritage Propane occurs smoothly and that we realize our expected synergies; if we do not meet these expectations, that could materially impact our revenues as well as our costs;

•	our preliminary allocation of the purchase price consideration for the Heritage Acquisition, as a change in allocation could materially change our depreciation and amortization amounts;

•	the absence of any significant unanticipated or unusual charges; and

•	no significant change in effective tax rates.

These estimates also assume that we do not consummate any significant change in our operations such as significant acquisitions or dispositions. If one or more of our assumptions prove incorrect, our results will differ, and such differences could be material. Accordingly, prospective purchasers should not place undue reliance on these estimates, as they should not be regarded as a representation that the anticipated results will be achieved.

Quarter Ending March 31, 2012

We estimate that Adjusted EBITDA1, which excludes the impact of acquisition and transition expenses related to the Heritage Acquisition (collectively, “transition expenses”) and losses on extinguishment of debt, for the quarter ending March 31, 2012 will be in the range of $225 million to $235 million. Using the midpoint of this range, we estimate net income will be approximately $105 million.

The Adjusted EBITDA estimate assumes the following:

•	stable propane costs and an operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers) that is consistent with prior periods;

•	March 2012 weather that will be approximately 13% warmer than normal, given that January 2012 and February 2012 temperatures averaged 16% warmer than normal; and

•	no significant unanticipated or unusual charges.

Our net income estimate assumes the following:

•	approximately $15 million of loss on extinguishment of debt resulting from repayment of the $200 million principal amount of the 2021 Notes;

•	approximately $45 million of interest expense principally due to increased debt levels related to the completion of the Heritage Acquisition;

•	approximately $10 million of transition expenses relating to the Heritage Acquisition;

•

approximately $54 million of depreciation and amortization expenses, reflecting higher depreciation and amortization expenses based on our preliminary estimate of the opening balance sheet valuations and useful lives of the acquired Heritage Propane assets; and

•	approximately $1 million of taxes, reflecting no significant change in effective tax rates.

[1]	See “— Reconciliation of Non-GAAP Financial Measures” for definition of EBITDA and Adjusted EBITDA and reconciliation of Adjusted EBITDA to net income (loss) for each of the estimated periods.

Fiscal Year Ending September 30, 2012

We estimate that Adjusted EBITDA, which excludes the impact of transition expenses and losses on extinguishment of debt, for the fiscal year ending September 30, 2012 will be in the range of $375 million to $395 million. Using the midpoint of this range, we estimate a net loss of approximately $10 million.

The Adjusted EBITDA estimate assumes the following:

•	stable propane costs and an operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers) that is consistent with prior periods;

•	approximately $15 million of synergies are realized from the Heritage Acquisition, net of attrition of Heritage Propane customers;

•	weather for the second half of fiscal 2012 that is consistent with the comparable prior-year period; and

•	no significant unanticipated or unusual charges.

Our net loss estimate assumes the following:

•

approximately $145 million of interest expense due to increased debt related to the completion of the Heritage Acquisition, partially offset by a decrease in debt as a result of the purchase of $200 million principal amount of the 2021 Notes;

•	approximately $15 million of loss on extinguishment of debt;

•	approximately $50 million of transition expenses relating to the Heritage Acquisition;

•

approximately $182 million of depreciation and amortization expenses reflecting higher depreciation and amortization expenses based on our preliminary estimate of the opening balance sheet valuations and useful lives of the acquired Heritage Propane assets; and

•	approximately $3 million of taxes, reflecting no significant change in effective tax rates.

Fiscal Year Ending September 30, 2013

We estimate that Adjusted EBITDA, which excludes the impact of transition expenses, for the fiscal year ending September 30, 2013 will be in the range of $610 million to $660 million. Using the midpoint of this range, we estimate net income will be approximately $230 million.

The Adjusted EBITDA estimate assumes the following:

•	essentially normal weather in fiscal 2013, including during the October through March peak heating season (i.e., within 3% of NOAA’s 30-year norms);

•	approximately $50 million of synergies are realized from the Heritage Acquisition, net of attrition of Heritage Propane customers;

•	stable propane costs and an operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers) that is consistent with prior periods; and

•	no significant unanticipated or unusual charges.

Our net income estimate assumes the following:

•	approximately $165 million of interest expense due to increased debt;

•	approximately $20 million of transition expenses relating to the Heritage Acquisition;

•

approximately $216 million of depreciation and amortization expenses reflecting higher depreciation and amortization expenses based on our preliminary estimate of the opening balance sheet valuations and useful lives of the acquired Heritage Propane assets; and

•	approximately $4 million of taxes, reflecting no significant change in effective tax rates.

Compliance with Leverage Ratio in Bank Credit Agreement

The Operating Partnership’s bank credit agreement requires that we maintain a maximum leverage ratio of 5:25:1 (declining to 5:1 for any quarter ending after June 30, 2012). Based on (i) our and Heritage Propane’s historical financial performance and (ii) management’s forecast of our financial results for fiscal 2012 and fiscal 2013, management believes that our financial results will satisfy this covenant throughout fiscal year 2012 and substantially exceed the minimum in fiscal year 2013.

Financial results for us and Heritage Propane during fiscal year 2012 to-date have been significantly adversely affected by the historically warm winter weather experienced during the three-month period December 1, 2011 through February 29, 2012, which period was the fourth warmest ever recorded by NOAA for the contiguous 48 states of the United States. Management believes that neither the retail propane industry nor the Partnership (including Heritage Propane) has experienced any other material adverse changes thus far during fiscal year 2012.

The Operating Partnership will experience difficulty complying with the leverage ratio covenant if its financial performance during the remainder of fiscal year 2012 falls short of the forecasted ranges disclosed above. This can occur if one or more of the assumptions underlying the forecast turn out to be incorrect. Should this occur, the General Partner would seek an amendment or waiver to the leverage covenant. If the lenders under the bank credit agreement would not grant that relief, we would seek to issue common units to the public or to the General Partner and use the proceeds to repay debt sufficient to meet the leverage covenant. While no assurances can be made, management believes it will be successful in its efforts to satisfy this covenant in fiscal 2012.

Increase in Partnership Distributions

The General Partner expects to declare a distribution increase of 5% to $0.80 per quarter at its next regularly scheduled Board of Directors meeting in April 2012. This increase would result in an annualized distribution of $3.20 per common unit.

Reconciliation of Non-GAAP Financial Measures

The following table includes reconciliations of net income (loss) attributable to AmeriGas Partners, L.P. to EBITDA and Adjusted EBITDA for the forecasted periods utilizing the midpoint of the Adjusted EBITDA forecast:

	Quarter Ended March 31, 2012	Fiscal Year Ended September 30,
		2012	2013
	(In thousands)

Net income (loss) attributable to AmeriGas Partners, LP,	$105,000	$(10,000)	$230,000

Income tax expense (estimate)	1,000	3,000	4,000

Interest expense (estimate)	45,000	145,000	165,000

Depreciation (estimate)	42,000	142,000	166,000

Amortization (estimate)	12,000	40,000	50,000

EBITDA (1)	$205,000	$320,000	$615,000

Add: Transition expenses (estimate)	10,000	50,000	20,000

Add: Loss on extinguishment of debt (estimate)	15,000	15,000	—

Adjusted EBITDA (1)	$230,000	$385,000	$635,000

(1)	Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which excludes certain gains and losses that competitors do not necessarily have from the Partnership’s EBITDA, should not be considered as alternatives to net income (loss) attributable to AmeriGas Partners, L.P (as an indicator of operating performance) and are not measures of performance or financial condition under accounting principles generally accepted in the United States (“GAAP”). Management believes EBITDA and Adjusted EBITDA are meaningful non-GAAP financial measures used by investors to (1) compare the Partnership’s operating performance with other companies within the propane industry and (2) assess its ability to meet loan covenants. The Partnership’s definition of EBITDA and Adjusted EBITDA may be different from that used by other companies.

Management uses EBITDA to compare year-over-year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. Management uses Adjusted EBITDA to exclude from AmeriGas Partners’ EBITDA gains and losses that competitors do not necessarily have to provide additional insight into the comparison of year-over-year profitability to that of other master limited partnerships. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA and Adjusted EBITDA, management also assesses the profitability of the business by comparing net income (loss) attributable to AmeriGas Partners, L.P. for the relevant years.

Management also uses EBITDA to assess the Partnership’s profitability because its parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership which is one of UGI Corporation’s industry segments. UGI Corporation discloses the Partnership’s EBITDA in its disclosure about industry segments as the profitability measure for its domestic propane segment.

Our Structure

Our General Partner, a wholly owned indirect subsidiary of UGI Corporation, manages our activities and conducts our business. We also utilize the employees of, and management services provided by, UGI Corporation.

The chart below depicts our basic corporate structure. The percentages reflected in the chart represent individual ownership interests in us and our operating partnership prior to giving effect to this offering.

The Offering

A brief description of the material terms of the offering follows. For a more complete description of the common units, see “Description of Common Units” in the accompanying prospectus.

Securities Offered	7,000,000 common units (8,050,000 common units if the underwriters exercise their over-allotment option in full).

Units to be outstanding after the offering	92,761,317 common units (excluding the underwriters’ over-allotment option)

If the underwriters exercise their over-allotment option in full, we will issue an additional 1,050,000 common units.

Use of Proceeds	We will receive approximately $276.6 million from the sale of our common units, after deducting underwriters’ discounts and commissions and offering expenses. We plan to use the net proceeds from the offering (i) to purchase up to $200 million outstanding principal amount of the 2021 Notes, which mature in May 2021 and have an interest rate of 6.50%, for a total estimated price of up to approximately $211 million, including expenses incurred in the purchase but excluding accrued interest, (ii) to reduce our remaining indebtedness and that of our subsidiaries from time to time, and (iii) for general corporate purposes.

Cash distributions	We must distribute all of our available cash as defined in our Partnership Agreement. We must determine available cash within 45 days after the end of each fiscal quarter and pay cash distributions promptly thereafter. We expect that the first distribution payable to the purchasers of the common units offered hereby will be paid on May 18, 2012.

Limited Voting Rights	Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the General Partner or its directors, and our General Partner generally may not be removed except pursuant to the vote of the holders of not less than two-thirds of the outstanding units. In addition, removal of our General Partner may result in a default under our debt instruments and loan agreements. As a result, holders of common units have limited voting rights in matters affecting our operations and others may find it difficult to attempt to gain control over or influence our activities.

Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be bound by all of the terms of our Fourth Amended and Restated Agreement of Limited Partnership dated as of July 27, 2009, as amended as of March 13, 2012.

Material tax considerations	For a discussion of material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Tax Considerations” in this prospectus supplement and “Material Tax Considerations of Unitholders” in the accompanying prospectus.

New York Stock Exchange symbol	APU

Conflicts of interest	As described in “Use of Proceeds,” we may use any net proceeds of this offering remaining after funding the Tender Offer to repay other outstanding indebtedness from time to time, and for general corporate purposes. Since affiliates of certain of the underwriters may trade in the 2021 Notes for their own account or for the accounts of their customers and/or are lenders under our Operating Partnership’s bank credit agreement, those underwriters or their affiliates may receive more than 5% of the proceeds of this offering (not including underwriting discounts and commissions) and a “conflict of interest” may be deemed to exist under Financial Industry Regulatory Authority (FINRA) Rule 5121. Nonetheless, in accordance with FINRA 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Tax Considerations

The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Considerations of Unitholders” beginning on page 28 of the accompanying prospectus. We urge you to consult your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

We estimate that if you purchase a common unit in this offering and hold the unit through the record date for the distribution with respect to the quarter ending December 31, 2014 (assuming that quarterly distributions on the common units with respect to that period are equal to the expected new annualized distribution rate of $3.20 per common unit), you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that is less than 20% of the amount of cash distributed to you with respect to that period. If you continue to hold common units purchased in this offering after that period, the percentage of taxable income allocated to you may be higher. This estimate is based upon many assumptions regarding our business and operations, including assumptions as to weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. This estimate and our assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control. Further, the estimate is based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could materially affect the value of the common units.

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to these persons. Please read “Material Tax Considerations of Unitholders — Tax-Exempt Organizations and Certain Other Investors” in the accompanying prospectus.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following tables present our summary historical financial data for the periods and at the dates indicated. The income statement and cash flow data for the fiscal years ended September 30, 2011, 2010 and 2009, and the balance sheet data as of September 30, 2011 and 2010, have been derived from our audited consolidated financial statements and the notes thereto incorporated by reference into the accompanying prospectus. The income statement and cash flow data for the quarters ended December 31, 2011 and 2010, and the balance sheet data as of December 31, 2011 and 2010, have been derived from our unaudited consolidated financial statements and the notes thereto incorporated by reference into the accompanying prospectus.

Our historical results included below and incorporated by reference into this prospectus supplement are not necessarily indicative of our future performance. Our results below do not reflect Heritage Propane, which we acquired in January 2012.

The historical consolidated financial data presented below should be read in conjunction with each of our and Heritage Propane’s historical financial statements and the related notes thereto, incorporated by reference into the accompanying prospectus and the unaudited pro forma condensed combined financial statements and the related notes thereto giving effect to the January 12, 2012 Heritage Acquisition, which are included in a Current Report on Form 8-K filed with the SEC on March 14, 2012 and incorporated by reference into the accompanying prospectus.

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
	(In thousands)
Income Statement data:
Revenues:
Propane	$2,091,890	$2,158,800	$2,360,439	$653,812	$637,283
Other	168,205	161,542	177,520	46,408	46,529

Total	2,260,095	2,320,342	2,537,959	700,220	683,812

Costs and Expenses:
Cost of sales—propane	1,254,332	1,340,615	1,546,161	420,700	429,980
Cost of sales—other	62,172	54,456	59,126	14,605	13,828
Operating and administrative expenses	615,152	609,710	620,576	156,428	159,910
Depreciation and amortization	83,788	87,400	94,710	22,667	24,188
Gain on sale of California LPG storage facility	(39,887)	—	—	—	—
Other income, net	(16,005)	(7,704)	(25,563)	(5,755)	(4,190)

	1,959,552	2,084,477	2,295,010	608,645	623,716

Operating income	300,543	235,865	242,949	91,575	60,096
Loss on extinguishments of debt	—	—	(38,117)	—	—
Interest expense	(70,340)	(65,106)	(63,518)	(15,375)	(16,533)

Income before income taxes	230,203	170,759	141,314	76,200	43,563
Income tax expense	(2,593)	(3,265)	(390)	(419)	(450)

Net income	227,610	167,494	140,924	75,781	43,113
Less: net income attributable to noncontrolling interests	(2,967)	(2,281)	(2,401)	(913)	(588)

Net income attributable to AmeriGas Partners, L.P.	$224,643	$165,213	$138,523	$74,868	$42,525

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
	(In thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$59,213	$7,726	$8,632	$9,534	$58,756
Total assets	1,657,564	1,696,219	1,795,735	1,886,373	1,944,179
Total long-term debt, including current maturities	865,644	791,402	933,522	793,651	932,286
Total partners' capital	376,325	392,886	351,479	435,389	337,711

Other Data:
EBITDA(1)	$381,364	$320,984	$297,141	$113,329	$83,696
Adjusted EBITDA(1)	341,477	340,177	335,258	113,329	83,696
Adjusted EBITDA(1), excluding acquisition- related expenses(2)	341,477	340,177	335,258	113,329	87,413
Retail gallons sold (millions)	928.2	893.4	874.2	256.4	220.9
Capital expenditures (including capital leases)	78,739	83,170	77,228	21,306	21,603

Cash Flow Data:
Net cash provided (used) by operating activities	$367,498	$218,816	$188,851	$(2,043)	$(11,848)
Net cash used by investing activities	(79,525)	(114,929)	(106,129)	(38,616)	(21,883)
Net cash (used) provided by financing activities	(239,669)	(155,374)	(81,816)	42,467	83,855

(1)	Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which excludes certain gains and losses that competitors do not necessarily have from the Partnership’s EBITDA, should not be considered as alternatives to net income (loss) attributable to the Partnership (as an indicator of operating performance) and are not measures of performance or financial condition under accounting principles generally accepted in the United States (“GAAP”). Management believes EBITDA and Adjusted EBITDA are meaningful non-GAAP financial measures used by investors to (1) compare the Partnership’s operating performance with that of other companies within the propane industry and (2) assess the Partnership’s ability to pay distributions and meet its loan covenants. The Partnership’s definitions of EBITDA and Adjusted EBITDA may be different from those used by other companies.

Management uses EBITDA to compare year-over-year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. Management uses Adjusted EBITDA to exclude from the Partnership’s EBITDA gains and losses that competitors do not necessarily have to provide additional insight into the comparison of year-over-year profitability to that of other master limited partnerships. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA and Adjusted EBITDA, management also assesses the profitability of the business by comparing net income attributable to the Partnership for the relevant years.

Management also uses EBITDA to assess the Partnership’s profitability because its parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership, which is one of UGI Corporation’s industry segments. UGI Corporation discloses the Partnership’s EBITDA in its disclosures about its industry segments as the profitability measure for its domestic propane segment. EBITDA for the year ended September 30, 2011 includes pre-tax losses of $38.1 million from extinguishments of debt. EBITDA for the year ended September 30, 2010 includes a $12.2 million pre-tax loss on discontinuance of hedge accounting for interest rate protection agreements and also includes a $7.0 million pre-tax loss associated with increased litigation reserves. EBITDA for the year ended September 30, 2009 includes a $39.9 million pre-tax gain from the sale of a California LPG storage facility.

(2)	The acquisition-related expenses relate to the Heritage Acquisition.

The following table reconciles net income attributable to the Partnership to EBITDA, Adjusted EBITDA and Adjusted EBITDA, excluding acquisition-related expenses, for all periods presented:

	Year Ended September 30,			Three Months Ended December 31,
	2009	2010	2011	2010	2011
	(In thousands)
Net income attributable to AmeriGas Partners, L.P.	$224,643	$165,213	$138,523	$74,868	$42,525
Income tax expense	2,593	3,265	390	419	450
Interest expense	70,340	65,106	63,518	15,375	16,533
Depreciation and amortization	83,788	87,400	94,710	22,667	24,188

EBITDA	381,364	320,984	297,141	113,329	83,696

Loss on interest rate hedges	—	12,193	—	—	—
Loss on extinguishments of debt	—	—	38,117	—	—
Litigation reserve	—	7,000	—	—	—
Gain on sale of California LPG storage facility	(39,887)	—	—	—	—

Adjusted EBITDA	341,477	340,177	335,258	113,329	83,696

Acquisition-related expenses	—	—	—	—	3,717

Adjusted EBITDA, excluding acquisition-related expenses	$341,477	$340,177	$335,258	$113,329	$87,413

RISK FACTORS

The common units offered by this prospectus supplement and the accompanying prospectus may involve a high degree of risk. In addition to the risk discussed below, you should read carefully the discussion of the material risks relating to an investment in the common units beginning on page 4 of the accompanying prospectus, including the discussion about the impact of weather on our results.

Current estimates of our anticipated results may not be achieved.

Management’s estimates of our anticipated results for the quarter ending March 31, 2012, the year ending September 30, 2012 and the year ending September 30, 2013 are based upon a number of assumptions. While these estimates are presented with numerical specificity and considered reasonable, they are inherently subject to significant weather-related, business, economic and competitive uncertainties.

The estimates are necessarily speculative in nature, and actual results could differ materially, particularly if actual events differ from one or more of our key assumptions. Our key assumptions are described below in more detail. Our key assumptions include:

•	our expectation for weather, as changes in weather generally correlate with changes in the volume of propane being sold, which is our primary source of revenues;

•	our expectation that there will be no change in competitive dynamics;

•

our expectation of a stable propane cost and operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers), as changes in costs can materially impact demand and margins (as we may not be able to fully pass through changes in costs to our customers);

•

our expectation that our integration of Heritage Propane occurs smoothly and that we realize our expected synergies; if we do not meet these expectations, that could materially impact our revenues as well as our costs;

•	our preliminary allocation of the purchase price consideration for the Heritage Acquisition, as a change in allocation could materially change our depreciation and amortization amounts;

•	the absence of any significant unanticipated or unusual charges; and

•	no significant change in effective tax rates.

The estimates also assume that we do not consummate any significant change in our operations such as significant acquisitions or dispositions. If one or more of our assumptions prove incorrect, our results will differ, and such differences could be material. Thus, anticipated results may not be achieved.

If anticipated results are not achieved in fiscal 2012, we may not satisfy the leverage covenant in our Operating Partnership’s bank credit agreement.

USE OF PROCEEDS

We will receive approximately $276.6 million from the sale of our common units, after deducting underwriters’ discounts and commissions and offering expenses. We plan to use the net proceeds from the offering (i) to purchase up to $200 million outstanding principal amount of the 2021 Notes, which mature in May 2021 and have an interest rate of 6.50%, for a total estimated price of up to approximately $211 million, including expenses incurred in the purchase but excluding accrued interest, (ii) to reduce our remaining indebtedness and that of our subsidiaries from time to time, and (iii) for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2011 (a) on an actual basis, (b) on a pro forma basis, giving effect to the Heritage Acquisition, including the issuance of $1.55 billion aggregate principal amount of the 2012 Notes on January 12, 2012 and the application of the estimated net proceeds therefrom, the issuance in the Heritage Acquisition of 29,567,362 of our common units and the amendment of our Operating Partnership’s bank credit agreement to increase its size, and (c) on a pro forma and as adjusted basis, giving effect to the issuance of 7,000,000 common units in this offering at a price equal to $41.25 per common unit and the application of the estimated net proceeds therefrom. The pro forma basis reflects a preliminary purchase price allocation of the assets and liabilities acquired in the Heritage Acquisition based on historical HOLP and Titan financial statements as of September 30, 2011. You should read this table in conjunction with the section entitled “Use of Proceeds” and our unaudited pro forma condensed combined financial statements and our historical audited consolidated financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2011
	Actual	Pro forma	Pro forma and as adjusted
	(In thousands)
Short-term debt, including current maturities:
Bank loans	$226,000	$122,600	$58,061
Current maturities of long-term debt	4,178	28,254	28,254

	230,178	150,854	86,315

Long-term debt:
6.50% Senior Notes 2021	470,000	470,000	270,000	(1)
6.25% Senior Notes 2019	450,000	450,000	450,000
6.75% Senior Notes 2020	-	550,000	550,000
7.00% Senior Notes 2022	-	1,000,000	1,000,000
Long-term portion of Heritage Propane debt	-	68,355	68,355
Other	8,108	8,108	8,108

Total debt	1,158,286	2,697,317	2,432,778

Partners’ capital:
AmeriGas Partners, L.P. partners’ capital	325,034	1,401,526	1,665,920
Noncontrolling interests	12,677	42,078	42,730

	337,711	1,443,604	1,708,650

Total capitalization	$1,495,997	$4,140,921	$4,141,428

(1)	The pro forma and as adjusted basis reflects the expected use of a portion of proceeds from this offering to repay $200 million principal amount of 6.50% Senior Notes in connection with the Tender Offer. In conjunction with that repayment, we also expect to repay approximately $4.6 million of accrued interest.

PRICE RANGE OF OUR COMMON UNITS AND CASH DISTRIBUTIONS

The common units are listed for trading on the New York Stock Exchange under the symbol “APU.” The table below shows, for the quarters indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange Composite Tape, and the amount of cash distributions paid per common unit.

	Price Range		Cash Distributions Per Common Unit(1)
Fiscal Year	High	Low
2010
First Quarter	$40.00	$34.61	$0.670
Second Quarter	42.94	38.14	0.670
Third Quarter	43.30	35.00	0.705
Fourth Quarter	46.42	40.38	0.705

2011
First Quarter	$49.29	$44.55	$0.705
Second Quarter	51.50	43.56	0.705
Third Quarter	48.49	42.00	0.740
Fourth Quarter	46.03	36.76	0.740

2012
First Quarter	$46.47	$41.69	$0.74
Second Quarter (through March 13, 2012)	46.46	40.80	0.7625

(1)	Represents cash distributions declared and paid.

As of March 12, 2012, there were 85,761,317 common units outstanding held by 993 holders of record. This may not be an accurate indication of the total number of beneficial owners of our common units on that date, since many common units are held by nominees in street name for the beneficial owners.

UNDERWRITING (Conflicts of Interest)

Wells Fargo Securities, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, severally and not jointly, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Wells Fargo Securities, LLC	945,000
Barclays Capital Inc.	945,000
Citigroup Global Markets Inc.	945,000
Credit Suisse Securities (USA) LLC	945,000
J.P. Morgan Securities LLC	945,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	945,000
UBS Securities LLC	945,000
Janney Montgomery Scott LLC	385,000

Total	7,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $0.99 per unit. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,050,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

We, our General Partner and certain officers of our General Partner have agreed not to directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of any common units, or securities convertible into or exchangeable for common units or rights to acquire common units, other than pursuant to employee benefit plans, for a period of 45 days from the date of this prospectus supplement, without the prior written consent of Wells Fargo Securities, LLC. These agreements do not apply to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by us in exchange for units if the recipient of such units agrees not to dispose of any units received in connection with the acquisition during that period. Wells Fargo Securities, LLC in its sole discretion may release any of the common units subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,050,000 additional common units.

	Paid by AmeriGas Partners
	No Exercise	Full Exercise
Per Common Unit	$1.65	$1.65

Total	$11,550,000	$13,282,500

In connection with the offering, Wells Fargo Securities, LLC, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress. We have been advised by the underwriters that, prior to purchasing the common units being offered pursuant to this prospectus supplement, on March 15, 2012, one of the underwriters purchased, on behalf of the syndicate, 2,785 common units at a price of $41.25 per common unit in stabilizing transactions.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Wells Fargo Securities, LLC repurchases common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $600,000. The underwriters have agreed to reimburse us for certain expenses.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

Certain of the underwriters and their affiliates have performed various investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, affiliates of Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and J.P. Morgan Securities LLC are lenders under our bank credit agreement and may receive a portion of the proceeds from this offering. In addition, certain of the underwriters may trade in the 2021 Notes for their own account or for the account of their customers. Because we intend to use the net proceeds from the offering to fund the Tender Offer and to repay other outstanding indebtedness, including indebtedness outstanding under our Operating Partnership’s bank credit agreement, certain of the underwriters or their affiliates may each receive at least 5% of the net proceeds of this offering. Nonetheless, in accordance with the Financial Industry Regulatory Authority Rule 5121, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering because the common units offered hereby are interests in a direct participation program. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

Certain legal and tax matters relating to the common units being offered were passed upon for us by Morgan, Lewis & Bockius LLP and for the underwriters by Davis Polk & Wardwell LLP.

FORWARD-LOOKING STATEMENTS

The information contained herein and contained or incorporated by reference into the accompanying prospectus includes forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words and include our estimated outlook for future periods. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents that we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

PROSPECTUS

COMMON UNITS

OF

AMERIGAS PARTNERS, L.P.

REPRESENTING LIMITED PARTNER INTERESTS

This prospectus provides you with a general description of the common units that we may offer for sale from time to time. Each time that we sell common units, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

The common units are traded on the New York Stock Exchange under the symbol “APU.” On March 13, 2012, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $45.22 per common unit.

We will sell the securities being offered hereby through underwriters on a firm commitment basis. See “Plan of Distribution.” The prospectus supplement will list the underwriters and the compensation they will receive.

The common units represent limited partner interests, which are inherently different from the capital stock of a corporation.

You should carefully consider the risks relating to investing in common units and each of the other risk factors described under “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2012

We have not authorized anyone to provide you with information other than that contained in or incorporated by reference into this prospectus or any prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under this shelf registration process, we may sell from time to time the common units described in this prospectus in one or more underwritten offerings. This prospectus provides you with a general description of us and the common units. We will file prospectus supplements that may add to, update or change information in this prospectus. In addition, you should review the documents we have incorporated by reference.

When used in this prospectus, unless the context otherwise requires, “AmeriGas Partners,” “we,” “our,” “ours,” and “ourselves” refer to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its subsidiaries on a consolidated basis, which includes our Operating Partnership, AmeriGas Propane, L.P., including, since January 12, 2012, Heritage Operating, L.P. (“HOLP”), and its subsidiaries and general partner (together with HOLP, “HOLP”), and Titan Energy Partners, L.P. (“Titan”), and its subsidiaries and general partner (together with Titan, “Titan”). References to our “General Partner” refer to AmeriGas Propane, Inc. and references to “AmeriGas Propane” or our “Operating Partnership” refer to AmeriGas Propane, L.P. and its subsidiaries. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2011” are to our fiscal year ended September 30, 2011.

FORWARD-LOOKING STATEMENTS

The information contained or incorporated by reference into this prospectus includes forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” or other similar words and include our expectations for future periods. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors that could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) cost volatility and availability of propane, and the capacity to transport propane to our customers; (3) the availability of, and our ability to consummate, acquisition or combination opportunities; (4) successful integration and future performance of acquired assets or businesses; (5) changes in laws and regulations, including safety, tax, consumer protection and accounting matters; (6) competitive pressures from the same and alternative energy sources; (7) failure to acquire new customers and retain current customers thereby reducing or limiting any increase in revenues; (8) liability for environmental claims; (9) increased customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand; (10) adverse labor relations; (11) large customer, counter-party or supplier defaults; (12) liability in excess of insurance coverage for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia; (13) political, regulatory and economic conditions in the United States and foreign countries, and any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States; (14) capital market conditions, including reduced access to capital markets and interest rate fluctuations; (15) changes in commodity market prices resulting in significantly higher cash collateral requirements; (16) the impact of pending and future legal proceedings; (17) the timing and success of our acquisitions and investments to grow our business; and (18) our ability to successfully integrate Heritage Propane and achieve anticipated synergies.

You should carefully consider the risk factors listed above and described in more detail in the documents that are incorporated by reference herein, including Item 1A of Part I, “Risk Factors,” of our most-recent annual report on Form 10-K, as supplemented by our quarterly reports on Form 10-Q, in addition to the other information in this prospectus. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

WHO WE ARE

We are a publicly traded limited partnership formed under Delaware law on November 2, 1994. We are the largest retail propane distributor in the United States based on the volume of propane gallons distributed annually. As of September 30, 2011, we served approximately 1.3 million customers in all 50 states from nearly 1,200 propane distribution locations. Typically, we are located in suburban and rural areas where natural gas is not readily available.

We sell propane primarily to residential, commercial/industrial, motor fuel, agricultural and wholesale customers. We distributed approximately one billion gallons of propane in fiscal 2011. Approximately 88% of our fiscal 2011 sales (based on gallons sold) were to retail accounts and approximately 12% were to wholesale customers. Of the total retail sales for fiscal 2011, residential customers accounted for approximately 39%, commercial/industrial customers accounted for 38%, motor fuel customers accounted for 14%, and agricultural customers accounted for 4%. Transport gallons, which are large-scale deliveries to retail customers other than residential, accounted for 5% of fiscal 2011 retail gallons. No single customer represents, or is anticipated to represent, more than 5% of our consolidated revenues.

Residential customers use propane primarily for home heating, water heating and cooking purposes. Commercial users, which include hotels, restaurants, churches, warehouses and retail stores, generally use propane for the same purposes as residential customers. Industrial customers use propane to fire furnaces, as a cutting gas and in other process applications. Other industrial customers are large-scale heating accounts and local gas utility customers who use propane as a supplemental fuel to meet peak load deliverability requirements. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Agricultural uses include tobacco curing, chicken brooding and crop drying. In our wholesale operations, we principally sell propane to large industrial end-users and other propane distributors.

We are a holding company. We conduct our business principally through our operating partnership, AmeriGas Propane, L.P., including, since January 12, 2012, its subsidiaries HOLP and Titan (HOLP and Titan are referred to together as “Heritage Propane”) and are managed by our general partner, AmeriGas Propane, Inc. Our General Partner is a wholly owned subsidiary of UGI Corporation.

On January 12, 2012, we completed the acquisition (the “Heritage Acquisition”) of Heritage Propane, which operated substantially all of the retail propane distribution business of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP,” referred to together with its subsidiaries after the Heritage Acquisition as “ETP”) for total consideration of approximately $2.6 billion, consisting of approximately $1.5 billion in cash and 29,567,362 of our common units with a fair value of approximately $1.1 billion. Heritage Propane conducts its propane operations in 41 states. According to LP-Gas Magazine 2011 rankings published February 1, 2012, Heritage Propane was the third largest retail propane distributor in the United States, delivering over 500 million gallons to more than one million retail propane customers in its fiscal year ended December 31, 2011. The Heritage Acquisition is consistent with our strategy to grow our core business through acquisitions.

Immediately after the consummation of the Heritage Acquisition, the General Partner contributed common units to AmeriGas Partners, L.P. and the Operating Partnership to maintain its general partner interests in such entities. As of January 12, 2012, UGI Corporation, through subsidiaries, held a 1% general partner interest in AmeriGas Partners, L.P. and a 1.01% general partner interest in the Operating Partnership, and also owned 23,756,882 AmeriGas Partners, L.P. common units, for a combined 29% effective ownership interest in us. Of the remaining 62,003,949 outstanding common units, ETP owned 29,567,362 common units as of January 12, 2012, which constituted approximately 34% of our outstanding common units.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406. Our telephone number is (610) 337-7000 and our website address is http://www.amerigas.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

RISK FACTORS

The securities offered by this prospectus and any accompanying prospectus supplement may involve a high degree of risk. You should read carefully the following risk factors, in addition to the other information set forth in this prospectus and any accompanying prospectus supplement, before making an investment in the common units.

Risks Inherent in an Investment in Our Common Units

Cash distributions are not guaranteed and may fluctuate with our performance.

Although we distribute all of our “available cash” each quarter, the amount of cash that we generate each quarter fluctuates. As a result, we cannot guarantee that we will pay the current regular quarterly distribution each quarter. Available cash generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

•	our cash flow generated by operations;

•	the weather in our areas of operation;

•	our borrowing capacity under the Operating Partnership’s bank credit agreement originally entered into on June 21, 2011, as amended (the “Bank Credit Agreement”);

•	required principal and interest payments on our debt;

•	fluctuations in our working capital;

•	our cost of acquisitions (including related debt service payments);

•	restrictions contained in our debt instruments;

•	our capital expenditures;

•	our issuances of debt and equity securities;

•	reserves made by our General Partner in its discretion;

•	prevailing economic and industry conditions; and

•	financial, business and other factors, a number of which are beyond our control.

As is the case for most master limited partnerships, our Fourth Amended and Restated Agreement of Limited Partnership dated as of July 27, 2009, as amended as of March 13, 2012 (the “Partnership Agreement”), requires that distributions to our partners upon our liquidation (or to a partner upon certain redemptions) be made in accordance with positive capital account balances in order to comply with Treasury Regulation rules as to our allocations of tax items. Although our Partnership Agreement grants our General Partner broad discretion to use special allocations, capital account adjustments, and other corrective measures to prevent this capital account liquidation requirement from causing economic distortions, it is not possible to confirm in all instances that such economic distortions will not result from this capital account liquidation requirement.

Our General Partner has broad discretion to determine the amount of “available cash” for distribution to holders of our equity securities through the establishment and maintenance of cash reserves, thereby potentially lessening and limiting the amount of “available cash” eligible for distribution.

Our General Partner determines the timing and amount of our distributions and has broad discretion in determining the amount of funds that will be recognized as “available cash.” Part of this discretion comes from the ability of our General Partner to establish reserves. Decisions as to amounts to be reserved have a direct impact on the amount of available cash for distributions because reserves are taken into account in computing available cash. Each fiscal quarter, our General Partner may, in its reasonable discretion, determine the amounts to be reserved, subject to restrictions on the purposes of the reserves. Reserves may be made, increased or decreased for any proper purpose, including, but not limited to, reserves:

•	to comply with terms of any of our agreements or obligations, including the establishment of reserves to fund the future payment of interest and principal on our debt securities;

•	to provide for level distributions of cash notwithstanding the seasonality of our business; and

•	to provide for future capital expenditures and other payments deemed by our General Partner to be necessary or advisable.

The decision by our General Partner to establish reserves may limit the amount of cash available for distribution to holders of our equity securities. Holders of our equity securities will not receive payments unless we are able to first satisfy our own obligations and the establishment of any reserves.

We are a holding company and have no material operations or assets. Accordingly, unitholders will receive distributions only if we receive distributions from our Operating Partnership after it meets its own financial obligations.

We are a holding company for our subsidiaries, with no material operations and only limited assets. We are dependent on cash distributions from the Operating Partnership to make cash distributions to our unitholders.

Unitholders will not receive cash distributions unless the Operating Partnership is able to make distributions to us after it first satisfies its obligations under the terms of its own borrowing arrangements and reserves any necessary amounts to meet its own financial obligations. The Operating Partnership is required to distribute all of its available cash each quarter, less the amount of cash reserves that our General Partner determines is necessary or appropriate in its reasonable discretion to provide for the proper conduct of our Operating Partnership’s business, to enable it to make distributions to us so that we can make timely distributions to our limited partners and the General Partner under our Partnership Agreement during the next four quarters, or to comply with applicable law or any of our Operating Partnership’s debt or other agreements.

The agreements governing certain of the Operating Partnership’s debt obligations require the Operating Partnership to include in its cash reserves amounts for future required payments. This limits the amount of available cash the Operating Partnership may distribute to us each quarter.

To pay the cash consideration and certain other fees and expenses of the Heritage Acquisition, two of our finance subsidiaries issued $1.0 billion principal amount of 7.00% senior notes and $550 million principal amount of 6.75% senior notes that we have guaranteed (“our 2012 Senior Notes”). In connection with the Heritage Acquisition, the Operating Partnership’s Bank Credit Agreement was amended to increase the Revolving Credit Commitment (as defined in the Bank Credit Agreement) to $525 million. As of February 29, 2012, the Operating Partnership had outstanding debt obligations of $259.2 million, consisting of $170.0 million of borrowings outstanding under the Bank Credit Agreement, $68.3 million of secured notes issued by HOLP (the “HOLP Notes”), and approximately $20.9 million in other indebtedness. In addition, AmeriGas Partners, L.P. had approximately $2.47 billion of outstanding debt obligations. The debt service payments on the outstanding indebtedness of the Operating Partnership and our indebtedness must be made before we can make distributions to unitholders.

Our substantial debt could impair our financial condition and our ability to make distributions to holders of common units and operate our business.

Our substantial debt and our ability to incur significant additional indebtedness, subject to the restrictions under our Operating Partnership’s recently amended Bank Credit Agreement and outstanding HOLP Notes and the indentures governing our outstanding notes, including our 2012 Senior Notes, could adversely affect our ability to make distributions to holders of our common units and could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and place us at a competitive disadvantage compared to our competitors that have proportionately less debt. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Restrictive covenants in the agreements governing our indebtedness and other financial obligations may reduce our operating flexibility.

The various agreements governing our and the Operating Partnership’s indebtedness and other financing transactions restrict quarterly distributions. These agreements contain various negative and affirmative covenants applicable to us and the Operating Partnership and some of these agreements require us and the Operating Partnership to maintain specified financial ratios. Among other restrictions, we are generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if, among other conditions, no event of default exists or would exist upon making such distributions and our consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1. In addition, the Operating Partnership’s Bank Credit Agreement requires that we maintain a maximum total leverage ratio (defined as the ratio of debt to Consolidated EBITDA (as defined, and calculated on a pro forma basis giving effect to expected synergies) of 5.25:1 (declining to 5:1 for any quarter ending after June 30, 2012) and minimum interest coverage ratio of 2.75:1 at all times. If we believe that we will not be in compliance, we will seek a waiver or an amendment. No assurance can be given that we will obtain such waiver or amendment. If we or the Operating Partnership violate any of the covenants or requirements in the debt and financing agreements, a default may result and distributions would be limited. These covenants limit our and the Operating Partnership’s ability to, among other things:

•	incur additional indebtedness;

•	engage in transactions with affiliates;

•	create or incur liens;

•	sell assets;

•	make restricted payments, loans and investments;

•	enter into business combinations and asset sale transactions; and

•	engage in other lines of business.

Because we issued a significant number of common units in connection with the Heritage Acquisition, the holder of such units could attempt to sell a significant number of such units in the future upon the expiration of the applicable holding period, which could have a material adverse effect on the market price of our common units.

On January 12, 2012, in connection with the closing of the Heritage Acquisition, we issued 29,567,362 common units to ETP’s subsidiary Heritage ETC, L.P. as equity consideration. On the same day, ETP entered into a unitholder agreement with us. The unitholder agreement restricts Heritage ETC, L.P. and any person who becomes a holder of common units under the agreement from transferring the common units, which represent approximately 34% of our outstanding common units, until January 13, 2013. The agreement also provides ETP with registration rights related to the common units following such holding period. As a result, upon completion of the holding period, ETP could elect to cause us to register the offer and sale of all common units held by them.

If all or a substantial portion of the common units held by ETP were to be offered for sale, or there was a perception that such resales might occur, the market price of the common units could decrease and it may be more difficult for us to sell our equity securities in the future at a time and upon terms that we deem appropriate.

Holders of common units may experience dilution of their interests.

We may issue an unlimited number of additional limited partner interests and other equity securities, including senior equity securities, for such consideration and on such terms and conditions as shall be established by our General Partner in its sole discretion, without the approval of any unitholders. We also may issue an unlimited number of partnership interests junior to the common units without a unitholder vote. When we issue additional equity securities, a unitholder’s proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of the common units could decrease. Issuance of additional common units will also diminish the relative limited voting power of each previously outstanding unit. Please read “Holders of common units have limited voting rights, management and control of us” below. The ultimate effect of any such issuance may be to dilute the interests of holders of units in AmeriGas Partners and to make it more difficult for a person or group to remove our General Partner or otherwise change our management.

The market price of the common units may be adversely affected by various change of management provisions.

Our Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove our General Partner as general partner or otherwise change the management of AmeriGas Partners. If any person or group other than the General Partner or its affiliates acquires beneficial ownership of 20% or more of the common units, such person or group will lose its voting rights with respect to all of its common units. The effect of these provisions and the change of control provisions in our debt instruments may be to diminish the price at which the common units will trade under certain circumstances.

Holders of common units have limited voting rights, management and control of us.

Our General Partner manages and operates AmeriGas Partners. Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the general partner or its directors, and our General Partner generally may not be removed except pursuant to the vote of the holders of not less than two-thirds of the outstanding units. In addition, removal of our General Partner may result in a default under our debt instruments and loan agreements. As a result, holders of common units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control over or influence our activities.

Holders of common units may be required to sell their common units against their will.

Our General Partner and its affiliates (excluding ETP) held 27.7% of our issued and outstanding common units as of January 12, 2012. If at any time our General Partner and its affiliates hold 80% or more of the issued and outstanding common units, our General Partner will have the right (but not the obligation) to purchase all, but not less than all, of the remaining common units held by nonaffiliates at certain specified prices pursuant to the Partnership Agreement. Accordingly, under certain circumstances holders of common units may be required to sell their common units against their will and the price that they receive for those securities may be less than they would like to receive. They may also incur a tax liability upon a sale of their common units.

Holders of common units may not have limited liability in certain circumstances and may be liable for the return of distributions that cause our liabilities to exceed our assets.

The limitations on the liability of holders of common units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that AmeriGas Partners had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of common units as a group to remove or replace our General Partner, to make certain amendments to our Partnership Agreement or to take other action pursuant to that Partnership Agreement constituted participation in the “control” of the business of AmeriGas Partners, then a holder of common units could be held liable under certain circumstances for our obligations to the same extent as our General Partner. We are not obligated to inform holders of common units about whether we are in compliance with the limited partnership statutes of any states.

Holders of common units may also have to repay AmeriGas Partners amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to holders of common units if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and nonrecourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

Our General Partner has conflicts of interest and limited fiduciary responsibilities, which may permit our General Partner to favor its own interest to the detriment of holders of common units.

Conflicts of interest can arise as a result of the relationships between AmeriGas Partners, on the one hand, and the General Partner and its affiliates, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to the General Partner’s sole shareholder, AmeriGas, Inc., a wholly owned subsidiary of UGI Corporation. At the same time, the General Partner has fiduciary duties to manage AmeriGas Partners in a manner beneficial to both it and the unitholders. The duties of our General Partner to AmeriGas Partners and the unitholders, therefore, may come into conflict with the duties of the directors and officers of our General Partner to its sole shareholder, AmeriGas, Inc.

Such conflicts of interest might arise in the following situations, among others:

•

Decisions of our General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter affect whether and the extent to which there is sufficient available cash from operating surplus to make quarterly distributions in a given quarter. In addition, discretionary actions by our General Partner have had, and may continue to have, the effect of enabling the General Partner to receive distributions that exceed 2% of total distributions.

•	AmeriGas Partners does not have any employees and relies solely on employees of the General Partner and its affiliates.

•

Under the terms of the Partnership Agreement, we reimburse our General Partner and its affiliates for costs incurred in managing and operating AmeriGas Partners, including costs incurred in rendering corporate staff and support services to us.

•

Any agreements between us and our General Partner and its affiliates do not grant to the holders of common units, separate and apart from AmeriGas Partners, the right to enforce the obligations of our General Partner and such affiliates in our favor. Therefore, the General Partner, in its capacity as the general partner of AmeriGas Partners, is primarily responsible for enforcing such obligations.

•

Under the terms of the Partnership Agreement, our General Partner is not restricted from causing us to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of such entities on behalf of AmeriGas Partners. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

•	Our General Partner may exercise its right to call for and purchase units as provided in the Partnership Agreement or assign such right to one of its affiliates or to us.

Our Partnership Agreement expressly permits our General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the Partnership Agreement provides that a purchaser of common units is deemed to have consented to certain conflicts of interest and actions of our General Partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner is not in breach of its obligations under the Partnership Agreement or its duties to us or the unitholders if the resolution of such conflict is fair and reasonable to us. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty.

Our Partnership Agreement expressly limits the liability of our General Partner by providing that the General Partner, its affiliates and its officers and directors are not liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any actual omissions if the General Partner and other persons acted in good faith. In addition, we are required to indemnify our General Partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

Our partnership agreement limits our General Partner’s fiduciary duties of care to unitholders and restricts remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties.

Our Partnership Agreement contains provisions that reduce the standards of care to which our General Partner would otherwise be held by state fiduciary duty law. For example, our Partnership Agreement waives or limits, to the extent permitted by law, any standard of care and duty imposed under state law to act in accordance with the provisions of our partnership agreement so long as such action is reasonably believed by our General Partner to be in, or not inconsistent with, our best interest. Accordingly, you may not be entitled to the benefits of certain fiduciary duties imposed by statute or otherwise that would ordinarily apply to directors and senior officers of publicly traded corporations.

Our agreement with ETP may delay or prevent a change of control, which could adversely affect the price of our common units.

Various provisions in the Contingent Residual Support Agreement (“CRSA”) that we entered into on January 12, 2012 with ETP and UGI Corporation may delay or prevent a change in control of AmeriGas Partners, which could adversely affect the price of our common units. These provisions may also make it more difficult for our unitholders to benefit from transactions, including an actual or threatened change in control of us, even though such a transaction may offer our unitholders the opportunity to sell their common units at a price above the prevailing market price. The CRSA provides that, during the five-year period following the effectiveness of the CRSA, UGI Corporation may not cease to control the General Partner without the consent of ETP (such consent not to be unreasonably withheld). Thereafter, until termination of the CRSA, which will occur on the earlier of (a) payment in full of the Supported Debt Principal Amount as defined in the CRSA and (b) payment by ETP of the maximum amount due by ETP under the CRSA, ETP will not have any consent right with respect to a change of control of the General Partner unless such change of control would result in a downgrade of the credit rating of the senior notes issued in connection with the Heritage Acquisition. Such provisions may prevent unitholders from realizing potential increases in the price of our common units from an actual or threatened change in control.

Risks Related to Our Business

Decreases in the demand for propane because of warmer-than-normal heating season weather or unfavorable weather may adversely affect our results of operations.

Because many of our customers rely on propane as a heating fuel, our results of operations are adversely affected by warmer-than-normal heating season weather. Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Accordingly, the volume of propane sold is at its highest during the peak heating season of October through March and is directly affected by the severity of the winter weather. For example, historically approximately 65% to 70% of the Partnership’s retail sales occur, and substantially all of the Partnership’s operating income is earned, during the peak heating season from October through March. Variations in weather in one or more regions where we operate can also significantly affect our sales volumes. In addition, agricultural demand for propane may be adversely affected by unseasonably cold or hot periods or by rainy or dry weather conditions. There can be no assurance that normal winter weather in our service territories will occur in the future.

According to the heating degree data provided by the National Ocean and Atmospheric Administration (“NOAA”), during the first quarter of fiscal 2012 ended December 31, 2011, average temperatures in the United States, excluding Alaska, averaged 11.9% warmer than normal and approximately 9.9% warmer than the prior-year period. In particular, temperatures in the month of December 2011 were nearly 12% warmer than normal and 16% warmer than the prior year. Retail propane gallons sold were 13.9% lower than in the prior-year period principally reflecting the impact of the significantly warmer weather.

According to the heating degree data provided by NOAA, during the two months ended February 29, 2012, temperatures in the United States, excluding Alaska, averaged approximately 16% warmer than normal and approximately 20% warmer than the prior year comparable period. Retail propane gallons sold were approximately 21% lower, excluding the impact of the Heritage Acquisition, than in the prior year comparable period reflecting the impact of the significantly warmer weather.

Our AmeriGas Cylinder Exchange (“ACE”) operations experience higher volumes in the spring and summer, mainly due to the grilling season. Sustained periods of unfavorable weather conditions can negatively affect our ACE revenues. Unfavorable weather conditions may also cause a reduction in the purchase and use of grills and other propane appliances, which could reduce the demand for our ACE cylinders.

Our ability to increase revenues is adversely affected by the decline of the retail propane industry.

The demand for retail propane is declining, with no or negative growth in total demand foreseen in the next several years. Accordingly, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of our ACE program through which consumers can purchase propane cylinders or exchange empty propane cylinders at various retail locations, and our National Accounts program, through which we encourage multi-location propane users to enter into a supply agreement with us rather than with many suppliers, as well as the success of our marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our results.

Our profitability is subject to propane pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that we and other marketers purchase can change rapidly over a short period of time. Most of our propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the industry, we may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. Finally, market volatility may cause us to sell inventory at less than the price we purchased it, which would adversely affect our operating results.

High propane prices can lead to customer conservation and attrition, resulting in reduced demand for our product.

Prices for propane are subject to volatile fluctuations in response to changes in supply and other market conditions. During periods of high propane costs, our prices generally increase. High prices can lead to customer conservation and attrition, resulting in reduced demand for our product.

Volatility in credit and capital markets may restrict our ability to grow, increase the likelihood of defaults by our customers and counterparties and adversely affect our operating results.

Volatility in credit and capital markets may create additional risks to our business in the future. We are exposed to financial market risk (including refinancing risk) resulting from, among other things, changes in interest rates and conditions in the credit and capital markets. Developments in the credit markets during the past few years increase our possible exposure to the liquidity, default and credit risks of our suppliers, counterparties associated with derivative financial instruments and our customers. Volatility in credit and capital markets could restrict our ability to grow through acquisitions, limit the scope of major capital projects if access to credit and capital markets is limited, or adversely affect our operating results.

Supplier defaults may have a negative effect on our operating results.

When we enter into fixed-price sales contracts with customers, we typically enter into fixed-price purchase contracts with suppliers. Depending on changes in the market prices of products compared to the prices secured in our contracts with suppliers of propane, a default of one or more of our suppliers under such contracts could cause us to purchase propane at higher prices, which would have a negative impact on our operating results.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During Fiscal 2011, AmeriGas Propane purchased approximately 82% of its propane needs from ten suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be adversely affected. Additionally, in certain areas, a single supplier may provide more than 50% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings.

Changes in commodity market prices may have a negative effect on our liquidity.

Depending on the terms of our contracts with suppliers as well as our use of financial instruments to reduce volatility in the cost of propane, changes in the market price of propane can create margin payment obligations for us and expose us to an increased liquidity risk.

Our operations may be adversely affected by competition from other energy sources.

Propane competes with other sources of energy, some of which are less costly on an equivalent energy basis. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations. We compete for customers against suppliers of electricity, fuel oil and natural gas.

Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, and, therefore, a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. As long as natural gas remains a less expensive energy source than propane, our business will lose customers in each region into which natural gas distribution systems are expanded. The gradual expansion of the nation’s natural gas distribution systems has resulted, and may continue to result, in the availability of natural gas in some areas that previously depended upon propane.

Our ability to grow will be adversely affected if we are not successful in making acquisitions or integrating the acquisitions we have made.

We have historically expanded our propane business through acquisitions. For example, on January 12, 2012, we completed the Heritage Acquisition. We regularly consider and evaluate opportunities for growth through the acquisition of local, regional and national propane distributors. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. We can give no assurances that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that we will be able to finance acquisitions on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

To the extent we are successful in making acquisitions, such acquisitions involve a number of risks, including, but not limited to, the assumption of material liabilities, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and customers and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions could have an adverse effect on our business, financial condition and results of operations.

We are subject to operating and litigation risks that may not be covered by insurance.

Our operations are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids, such as propane for use by consumers. These risks could result in substantial losses due to personal injury and/or loss of life, and severe damage to and destruction of property and equipment arising from explosions and other catastrophic events, including acts of terrorism. As a result, we are often a defendant in legal proceedings and litigation arising in the ordinary course of business. There can be no assurance that our insurance will be adequate to protect us from all material expenses related to pending and future claims or that such levels of insurance will be available in the future at economical prices.

Our net income will decrease if we are required to incur additional costs to comply with new governmental safety, health, transportation, tax and environmental regulations.

We are subject to various federal, state and local safety, health, transportation, tax and environmental laws and regulations governing the storage, distribution and transportation of propane. We have implemented safety and environmental programs and policies designed to avoid potential liability and costs under applicable laws. It is possible; however, that we will incur increased costs as a result of complying with new safety, health, transportation and environmental regulations and such costs will reduce our net income. It is also possible that material environmental liabilities will be incurred, including relating to the remediation of any contaminated sites that we own, including as a result of acquisitions, such as our recent Heritage Acquisition, and to claims for damages to property and persons.

Our operations, capital expenditures and financial results may be affected by regulatory changes and/or market responses to global climate change.

There continues to be concern, both nationally and internationally, about climate change and the contribution of greenhouse gas (“GHG”) emissions, most notably carbon dioxide, to global climate change. While some states have adopted laws and regulations regulating the emission of GHGs for some industry sectors, there is currently no federal or regional legislation mandating the reduction of GHG emissions in the United States. In September 2009, the Environmental Protection Agency (“EPA”) issued a final rule establishing a system for mandatory reporting of GHG emissions. Increased regulation of GHG emissions, especially in the transportation sector, could impose significant additional costs on us and our customers. The impact of legislation and regulations on us will depend on a number of factors, including (i) what industry sectors would be impacted, (ii) the timing of required compliance, (iii) the overall GHG emissions cap level, (iv) the allocation of emission allowances to specific sources, and (v) the costs and opportunities associated with compliance. At this time, we cannot predict the effect that climate change regulation may have on our business, financial condition or results of operations in the future.

Unforeseen difficulties with the implementation or operation of our information systems could adversely affect our internal controls and our business.

We contracted with third-party consultants to assist us with the design and implementation of an information system that supports our Order-to-Cash business processes and such implementation is ongoing. The efficient execution of our business is dependent upon the proper functioning of our internal systems. Any significant failure or malfunction of our information system may result in disruptions of our operations. Our results of operations could be adversely affected if we encounter unforeseen problems with respect to the operation of this system.

We may not be able to successfully integrate Heritage Propane’s operations with our operations, which could cause our business to suffer.

In order to obtain all of the anticipated benefits of the acquisition of Heritage Propane, we need to continue to combine and integrate the businesses and operations of Heritage Propane with ours. The combination of two large businesses is a complex and costly process. As a result, we are required to devote significant management attention and resources to integrating the business practices and operations of the Partnership and Heritage Propane. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of the Partnership and, if implemented ineffectively, preclude realization of the full benefits of the transaction expected by us.

Our failure to meet the challenges involved in successfully integrating Heritage Propane’s operations with our operations or otherwise to realize any of the anticipated benefits of the combination could adversely affect our results of operations. In addition, the overall integration of the Partnership and Heritage Propane may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships. We expect the difficulties of combining our operations to include, among others:

•	preserving important strategic and customer relationships;

•	maintaining employee morale and retaining key employees;

•	developing and implementing employment polices to facilitate workforce integration;

•	the diversion of management’s attention from ongoing business concerns;

•	the integration of multiple information systems;

•	regulatory, legal, taxation and other unanticipated issues in integrating operating and financial systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of the Partnership and Heritage Propane.

In addition, even if we are able to successfully integrate our businesses and operations, we may not fully realize the expected benefits of the acquisition within the intended time frame, or at all. Further, our post-acquisition results of operations may be affected by factors different from those existing prior to the acquisition and may suffer as a result of the acquisition. As a result, we cannot assure you that the combination of our business and operations with Heritage Propane will result in the realization of the full benefits anticipated from the acquisition.

Tax Risks

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to holders of common units would be substantially reduced.

The availability to a unitholder of the U.S. federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for U.S. federal income tax purposes. No ruling from the IRS as to this status has been or is expected to be requested.

If we were classified as a corporation for federal income tax purposes (including, but not limited to, due to a change in our business or a change in current law), we would be required to pay tax on our income at corporate tax rates (currently a maximum 35% federal rate, in addition to state and local income taxes at varying rates), and distributions received by the unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

Our Partnership Agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, our Partnership distribution levels will change. These changes would include a decrease in the current regular quarterly distribution and the target distribution levels to reflect the impact of this law on us. Any such reductions could increase our General Partner’s percentage of cash distributions and decrease our limited partners’ percentage of cash distributions.

If federal or state tax treatment of partnerships changes to impose entity-level taxation, the amount of cash available to us for distributions may be lower and distribution levels may have to be decreased.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity-level taxation. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that would have affected certain publicly traded partnerships. Specifically, federal income tax legislation has been considered that would have eliminated partnership tax treatment for certain publicly traded partnerships and recharacterized certain types of income received from partnerships. Similarly, several states currently impose entity-level taxes on partnerships, including us. If any additional states were to impose a tax upon us as an entity, our cash available for distribution would be reduced. We are unable to predict whether any such changes in state entity-level taxes will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Holders of common units will likely be subject to state, local and other taxes in states where holders of common units live or as a result of an investment in the common units.

In addition to U.S. federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable U.S. federal, state and local tax returns.

A successful IRS contest of the federal income tax positions that we take may adversely affect the market for common units and the costs of any contest will be borne directly or indirectly by the unitholders and our General Partner.

We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our propane operations as “qualifying income” under Section 7704 of the Internal Revenue Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed herein or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our General Partner.

Holders of common units may be required to pay taxes on their allocable share of our taxable income even if they do not receive any cash distributions.

A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder’s allocable share of our taxable income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder’s allocable share of our taxable income or even the tax liability to the unitholder resulting from that income.

Ownership of common units may have adverse tax consequences for tax-exempt organizations and certain other investors.

Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Distributions to foreign persons will be reduced by withholding taxes at the highest applicable effective tax rate, and foreign persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt organizations or foreign persons should consult their tax advisors before investing in common units.

There are limits on the deductibility of losses that may adversely affect holders of common units.

In the case of taxpayers subject to the passive loss rules (generally, individuals, closely-held corporations and regulated investment companies), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction with an unrelated party. A unitholder’s share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

Tax gain or loss on disposition of common units could be different than expected.

A unitholder who sells common units will recognize the gain or loss equal to the difference between the amount realized, including the unitholder’s share of our nonrecourse liabilities, and the unitholder’s adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than the unit’s original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income.

Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

The reporting of partnership tax information is complicated and subject to audits.

We will furnish each unitholder with a Schedule K-1 that sets forth the unitholder’s share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder’s individual tax return and increased liabilities for taxes because of adjustments resulting from the audit. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder’s personal tax return.

There is a possibility of loss of tax benefits relating to nonconformity of common units and nonconforming depreciation conventions.

Because we cannot match transferors and transferees of common units, uniformity of the tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

Holders of common units may have negative tax consequences if we default on our debt or sell assets.

If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the repayment of our debt, our unitholders could have increased taxable income without a corresponding cash distribution.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has recently announced a relief program whereby, a publicly traded partnership that technically terminates may be allowed to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. In connection with the Heritage Acquisition, we issued 29,567,362 of our common units (approximately 34% of our outstanding common units) to Heritage ETC L.P, a

Delaware limited partnership, as partial consideration for the contribution by Heritage ETC, L.P. to us of all the equity interests of Heritage Propane. ETP directly and indirectly owns 100% of the equity interests in Heritage ETC L.P. If ETP transfers the approximately 34% of our common units it beneficially received in the Heritage Acquisition to its owners, otherwise transfers such common units, or engages in certain other transactions with respect to such common units, these transactions may be treated for tax purposes as a sale or exchange of the approximately 34% of our common units. As a result, if there is a sale or exchange of approximately 16% or more of our common units by any other unitholders within 12 months of such a transaction, we will be considered to have technically terminated for federal income tax purposes with the attendant consequences described above.

USE OF PROCEEDS

We will use the net proceeds from our sale of the common units for general business purposes, including the repayment of our outstanding indebtedness and our Operating Partnership’s outstanding indebtedness, future acquisitions, capital expenditures, working capital and the payment of partnership distributions. We may change the potential uses of the net proceeds in a prospectus supplement.

DESCRIPTION OF COMMON UNITS AND CERTAIN MATERIAL

TERMS OF OUR PARTNERSHIP AGREEMENT

General

The common units represent limited partner interests that entitle the holders to participate in AmeriGas Partners’ distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement.

Number of Units

As of January 12, 2012, we had 85,760,831 common units outstanding of which ETP owned approximately 34% and our General Partner and its subsidiaries owned approximately 28%. In addition, our General Partner holds a 1.0% general partner interest in us and a 1.0101% general partner interest in AmeriGas Propane, L.P.

Under our Partnership Agreement, we generally may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our General Partner in its sole discretion, including securities that may have special rights to which holders of common units are not entitled.

Under our Partnership Agreement, no person has any preemptive, preferential or other similar right with respect to the issuance of any common units, whether unissued, held in the treasury or hereafter created, except that the General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units from us whenever, and on the same terms that, we issue common units to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interests of the General Partner and its affiliates equal to that which existed immediately prior to the issuance of such common units.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “APU.” Any additional common units we issue will also be listed on the New York Stock Exchange.

Voting

Under our Partnership Agreement, record holders of our common units are only entitled to vote on a limited number of matters, including certain material amendments to our Partnership Agreement, proposed merger transactions, removal of our General Partner and election of a new General Partner, the transfer of our General Partner’s partnership interest and, in some cases, dissolution of the Partnership. If a record holder has the right to vote, such record holder will have a vote according to his percentage interest in AmeriGas Partners. Our Partnership Agreement provides, however, that any person or group (other than our General Partner and its affiliates) that owns beneficially 20% or more of all of the outstanding common units cannot vote on any matter, and those common units will not be considered to be outstanding when we send notices of a meeting of unitholders, calculate required votes, determine the presence of a quorum or take other similar actions under our Partnership Agreement, unless otherwise required by law. See “ETP Unitholder Agreement” below for information regarding the voting agreement we entered into with ETP.

Cash Distributions

In General

Our Partnership Agreement requires us to determine all of our available cash within 45 days following the end of each fiscal quarter and to distribute all such available cash to our unitholders and our General Partner promptly thereafter. “Available cash” generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established by our General Partner in its reasonable discretion to provide for the proper conduct of our business (including reserves for future capital expenditures), to comply with applicable law, debt instruments or agreements, or to provide funds for future distributions to partners.

Cash distributions will be made either from “operating surplus” or from “capital surplus.” Available cash from operating surplus is distributed differently from available cash from capital surplus.

“Operating surplus,” with respect to any period, generally means:

•

our cash balance on the closing date of our initial public offering plus $40 million, plus all of our cash receipts since the closing of our initial public offering, excluding cash receipts from interim capital transactions (as defined below), plus working capital borrowings after the end of such period, less

•

all of our operating expenses, the payment of certain of our indebtedness, maintenance capital expenditures and reserves established for future operations, in each case since the closing of our initial public offering.

Interim capital transactions generally include borrowings (other than for working capital purposes and other items purchased on open account in the ordinary course of business), sales of equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales of assets as part of normal retirements or replacements.

All available cash distributed is treated as distributed from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any available cash distributed in excess of operating surplus will be treated as having been distributed from capital surplus.

If capital surplus is distributed on a common unit issued in the initial public offering in an aggregate amount equal to the initial public offering price of the common units of $21.25 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units, then the distinction between operating surplus and capital surplus will cease and all subsequent distributions of available cash will be made from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and we do not expect to do so in the foreseeable future.

We will distribute available cash from operating surplus as follows:

•	first, 1% to the General Partner and 99% to all unitholders, pro rata, until the amount distributed per common unit equals $0.550;

•	then, 1% to the General Partner and 99% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.055;

•	then, 14.1327% to the General Partner and 85.8673% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.091;

•	then, 24.2347% to the General Partner and 75.7653% to all unitholders, pro rata, until the additional amount distributed per common unit equals $0.208; and

•	then, 49.4898% to the General Partner and 50.5102% to all unitholders, pro rata.

As is the case for most master limited partnerships, our Partnership Agreement requires that distributions to our partners upon our liquidation (or to a partner upon certain redemptions) be made in accordance with positive capital account balances in order to comply with Treasury Regulation rules as to our allocations of tax items.

Although our Partnership Agreement grants our General Partner broad discretion to use special allocations, capital account adjustments, and other corrective measures to prevent this capital account liquidation requirement from causing economic distortions, it is not possible to confirm in all instances that such economic distortions will not result from this capital account liquidation requirement. The General Partner believes, however, that it is highly unlikely that any such economic distortions will arise with respect to our common units.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing the transfer of securities. Until the transfer of a common unit has been registered on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application (i) will not receive cash distributions, unless the common units are held in nominee or “street” name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and (ii) may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer. See “ETP Unitholder Agreement” below for information regarding transfer restrictions applicable to ETP.

The General Partner may impose restrictions on the transfer of common units if, in the opinion of counsel, such restrictions are necessary to avoid a substantial risk that we may be taxed as a corporation or otherwise as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to the Partnership Agreement as the General Partner in its sole discretion may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of the common units on any national securities exchange on which our common units are then traded must be approved by the holders of at least a majority of the outstanding common units.

Amendments to the Partnership Agreement

General. Amendments to our Partnership Agreement may be proposed only by or with the consent of our General Partner. In order to adopt a proposed amendment, other than the amendments discussed below, our General Partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the outstanding common units.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner without the consent of our General Partner, which consent may be given or withheld in its sole discretion.

The provision of our Partnership Agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates).

No Unitholder Approval. Our General Partner may generally make amendments to our Partnership Agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

•

a change that our General Partner determines in its sole discretion to be necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that our General Partner determines in its sole discretion to be necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our Partnership Agreement to be made by our General Partner acting alone;

•	any change in our fiscal year or taxable year and related changes; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our General Partner may make amendments to our Partnership Agreement without the approval of any limited partner if our General Partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or advisable for any action taken by our General Partner relating to splits or combinations of units under the provisions of our Partnership Agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our Partnership Agreement or are otherwise contemplated by our Partnership Agreement.

Opinion of Counsel and Unitholder Approval. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger or Consolidation

A merger or consolidation of us requires the prior approval of our General Partner. However, our General Partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the Partnership Agreement generally prohibits our General Partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our General Partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our General Partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Change of Management Provisions

Our Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove AmeriGas Propane, Inc. as our General Partner or otherwise change our management. If any person or group other than our General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.

Our Partnership Agreement also provides that if our General Partner is removed as our General Partner under circumstances where cause does not exist, and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our General Partner will have the right to convert its General Partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our General Partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our General Partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our General Partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our General Partner;

•	any departing General Partner;

•	any person who is or was an affiliate of or owner of an equity interest in a General Partner or any departing General Partner;

•	any person who is or was a director, officer, employee, partner, agent or trustee of any entity set forth in the preceding three bullet points; and

•	any person who is or was serving as director, officer, employee, partner, agent or trustee of another person at the request of our General Partner or any departing General Partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend moneys or properties to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities regardless of whether we would have the power to indemnify the person against liabilities under our Partnership Agreement.

Reimbursement of Expenses

Our Partnership Agreement requires us to reimburse our General Partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our General Partner by its affiliates. The General Partner is entitled to determine in good faith the expenses that are allocable to us.

Right to Inspect Our Books and Records

Our Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our Partnership Agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our General Partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our General Partner, our officers and directors or any of their respective affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of AmeriGas Propane, Inc. as General Partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee.

ETP Unitholder Agreement

On January 12, 2012, in connection with the closing of the Heritage Acquisition and our issuance of 29,567,362 common units to ETP as equity consideration, ETP: (i) to the extent that it has any voting rights, has agreed to vote its common units in a manner consistent with the recommendation of the board of directors of our General Partner; (ii) has agreed not to transfer any of its common units until January 13, 2013; (iii) has agreed not to engage in certain activities and to abide by certain transfer restrictions until such time as the aggregate beneficial ownership of ETP and its affiliates is less than 4.9% of the then outstanding common units; and (iv) was granted certain registration rights with respect to its common units. Any person who becomes a holder of common units under the unitholder agreement we entered into with ETP will also be bound by these terms.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Investor Services. Its address is Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078.

DESCRIPTION OF INDEBTEDNESS

As of February 29, 2012, we had outstanding total consolidated indebtedness of approximately $2.7 billion and cash of approximately $155 million. Our primary indebtedness instruments are described below.

7.00% Senior Notes

As of February 29, 2012, we had outstanding $1 billion principal amount of 7.00% Senior Notes due May 2022. These notes were issued by our subsidiaries, AmeriGas Finance Corp. and AmeriGas Finance LLC, pursuant to an indenture dated January 12, 2012, entered into by us, AmeriGas Finance Corp., AmeriGas Finance LLC and U.S. Bank National Association, as trustee. The 7.00% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us. These notes and guarantees rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness and that of the issuers. AmeriGas Finance Corp. and AmeriGas Finance LLC have the right to redeem the notes, in whole or in part, prior to their maturity subject to certain restrictions, including restrictions in our agreement with ETP relating to the Heritage Acquisition. A premium applies to redemptions of the 7.00% Senior Notes through May 2020. AmeriGas Finance Corp. and AmeriGas Finance LLC may also redeem, at a premium and subject to certain restrictions, up to 35% of the Notes with the proceeds of a registered public equity offering.

6.75% Senior Notes

As of February 29, 2012, we had outstanding $550 million principal amount of 6.75% Senior Notes due May 2020. These notes were issued by our subsidiaries, AmeriGas Finance Corp. and AmeriGas Finance LLC, pursuant to an indenture dated January 12, 2012, entered into by us, AmeriGas Finance Corp., AmeriGas Finance LLC and U.S. Bank National Association, as trustee. The 6.75% Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by us. These notes and guarantees rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our existing and future senior indebtedness and that of the issuers. AmeriGas Finance Corp. and AmeriGas Finance LLC have the right to redeem the Notes, in whole or in part, prior to their maturity subject to certain restrictions, including restrictions in our agreement with ETP relating to the Heritage Acquisition. A premium applies to redemptions of the 6.75% Notes through May 2018. AmeriGas Finance Corp. and AmeriGas Finance LLC may also redeem, at a premium and subject to certain restrictions, up to 35% of the Notes with the proceeds of a registered public equity offering.

6.50% Senior Notes

As of February 29, 2012, we had outstanding $470 million aggregate principal amount of 6.50% Senior Notes due 2021. These notes were issued pursuant to an indenture dated January 20, 2011, entered into by us, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The 6.50% senior notes are unsecured senior obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our and AmeriGas Finance Corp.’s existing and future senior indebtedness.

6.25% Senior Notes

As of February 29, 2012, we had outstanding $450 million aggregate principal amount of 6.25% Senior Notes due 2019. These notes were issued pursuant to an indenture dated January 20, 2011, entered into by us, AmeriGas Finance Corp. and U.S. Bank National Association, as trustee. The 6.25% senior notes are unsecured senior obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment with all of our and AmeriGas Finance Corp.’s existing and future senior indebtedness.

HOLP Senior Secured Notes

In connection with the Heritage Acquisition, we assumed the HOLP Notes. The HOLP Notes have interest rates ranging from 7.26% to 8.87%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP’s subsidiaries secure the HOLP Notes. Interest is paid quarterly or semiannually and principal payments are made in annual installments through 2020. As of February 29, 2012, there was $68.3 million principal amount outstanding of the HOLP Notes.

Bank Credit Agreement

As of February 29, 2012, the Operating Partnership had outstanding borrowings of $170 million under its Bank Credit Agreement. The Bank Credit Agreement is among the Operating Partnership, as Borrower, the General Partner as a Guarantor thereunder, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, Wells Fargo Securities, LLC, as Sole Lead Arranger and Sole Book Manager and a syndicate of financial institutions from time to time party thereto. As of February 29, 2012, the Operating Partnership’s available borrowing capacity under the Credit Agreement was $319.7 million.

Amendment No. 2 to the Credit Agreement, entered into on January 12, 2012, made the following modifications, among others, to the Credit Agreement: (i) an increase in the Revolving Credit Commitments (as such term is defined in the Credit Agreement) from $325 million to $525 million; (ii) an increase in the L/C Commitment (as such term is defined in the Credit Agreement) from (x) the lesser of $100 million and the Revolving Credit Commitment (as such term is defined in the Credit Agreement) to (y) to the lesser of $125 million and the Revolving Credit Commitment (as such term is defined in the Credit Agreement); (iii) an extension of the Revolving Credit Maturity Date (as such term is defined in the Credit Agreement) from (x) the earlier of October 15, 2015 or the date of other termination events under the Credit Agreement to (y) the earlier of October 15, 2016 or the date of other termination events under the Credit Agreement; (iv) a restatement of the definition of Consolidated EBITDA (as defined in the Second Credit Agreement Amendment) to adjust for certain transaction costs and synergies related to the Heritage Acquisition for a limited time period; and (v) certain amendments to financial covenants for a limited time period as a result of the Heritage Acquisition.

MATERIAL TAX CONSIDERATIONS OF UNITHOLDERS

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Morgan, Lewis & Bockius LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to AmeriGas Partners, and the Operating Partnership.

The following discussion does not address all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of common units.

Legal Opinions and Advice

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Morgan, Lewis & Bockius LLP and are based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Morgan, Lewis & Bockius LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Morgan, Lewis & Bockius LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Treatment of Unitholders—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Treatment of Operations—Section 754 Election” and “Uniformity of Common Units”).

Partnership Status

We are treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its common units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, refining, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that significantly less than 10% of our current gross income is not qualifying income.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Morgan, Lewis & Bockius LLP is of the opinion that we will be treated as a partnership for U.S. federal income tax purposes. The representations made by us and our general partner upon which Morgan, Lewis & Bockius LLP has relied include, without limitation:

(a) neither we nor the Operating Partnership as well as any of our other partnership or limited liability company subsidiaries has elected to be treated as a corporation for U.S. federal income tax purposes;

(b) for each taxable year of our existence that is subject to the Qualifying Income Exception, more than 90% of our gross income has been income of a character that Morgan, Lewis & Bockius LLP has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Morgan, Lewis & Bockius LLP has opined generate qualifying income.

We believe that these representations are true and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then to have distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes. If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our common units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our common units and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on Morgan, Lewis & Bockius LLP’s opinion that we will be treated as a partnership for U.S. federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for U.S. federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for U.S. federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for U.S. federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for U.S. federal income tax purposes.

In the following portion of this section, the word “unitholder” refers to a holder of our common units who is one of our partners.

Allocation of Partnership Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests, subject to certain modifications. These modifications apply to periods in which distributions are made to the general partner and the unitholders other than in accordance with their respective percentage interests on account of the incentive general partner distribution rights in which case we make disproportionate allocations of income to the general partner in an attempt to match such disproportionate distributions. We will also modify the manner in which losses are allocated to our partners at times when our partners have negative capital accounts as needed to comply with the Treasury Regulations.

Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Code to account for the difference between the tax basis and fair market value of our assets at the time such assets are contributed to us for tax purposes. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus (collectively, with the aforementioned difference between fair market value and the tax basis of property contributed to us, a “Book-Tax Disparity”).

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes on a safe harbor basis in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	the partner’s relative contributions to us;

•	the interests of all of the partners in our profits and losses;

•	the interest of all of the partners in our cash flow; and

•	the rights of all of the partners to distributions of capital upon liquidation.

Based upon factual representations made by us and our general partner, Morgan, Lewis & Bockius LLP is of the opinion that, with the exception of the issues described in “—Tax Treatment of Operations—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those common units would be fully taxable and all of these distributions could be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Morgan, Lewis & Bockius LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their common units. The IRS previously has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account such unitholder’s share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for U.S. federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units. In the case of an individual, the tax will be imposed on the lesser of

(i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Treatment of Distributions by AmeriGas Partners

Our distributions to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of the unitholder’s tax basis in the common units immediately before the distribution. Our distributions in excess of a unitholder’s tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units,” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss (“nonrecourse liabilities”) will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional common units will decrease each unitholder’s share of our nonrecourse liabilities, resulting in such a deemed cash distribution.

A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (collectively, “Section 751 assets”). In that event, the unitholder will be treated as having received as a distribution the unitholder’s proportionate share of the Section 751 assets and as having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder’s tax basis in the Section 751 assets deemed relinquished in the exchange.

Basis of Common Units

A unitholder’s initial tax basis for the unitholder’s common units is equal to the amount the unitholder paid for the common units plus the unitholder’s initial share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increase in the unitholder’s share of our nonrecourse liabilities. The unitholder’s basis will be decreased, but not below zero, by the unitholder’s share of our distributions, by the unitholder’s share of our losses and deductions, by any decrease in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of AmeriGas Partners’ Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the amount of that unitholder’s tax basis in the common units and, in the case of an individual, an estate, a trust, or a corporation that is subject to the “at risk” rules, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to the basis and at risk limitations must recapture losses deducted in previous years to the extent that our distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable in subsequent taxable years to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be available.

In general, a unitholder will be at risk to the extent of the unitholder’s tax basis in the unitholder’s common units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangements, and (ii) any amount of money the unitholder borrows to acquire or hold the unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at risk limitations, the passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of the unitholder’s entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the limitations on the deductibility of investment interest expense. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not (absent an election) include gains attributable to the disposition of property held for investment. In addition, in the absence of legislative changes, qualified dividend income will not be included in net investment income unless the unitholder makes an election to include such income in net investment income.

Tax Treatment of Operations

Accounting Method and Taxable Year

We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income the unitholder’s share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of such unitholder’s taxable years. In addition, a unitholder who disposes of all of the unitholder’s common units following the close of our taxable year but before the close of the unitholder’s taxable year must include the unitholder’s share of our income, gain, loss and deduction in income for the unitholder’s taxable year with the result that the unitholder will be required to report in income for the unitholder’s taxable year the unitholder’s share for more than one year of our income, gain, loss and deduction.

Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but the underwriting discounts and commissions are treated as syndication expenses.

Section 754 Election

We have made the election permitted by Section 754 of the Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Code to reflect the purchaser’s purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser’s share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

A Section 754 election is generally advantageous if the transferee’s tax basis in the transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee’s share of our assets. Conversely, a Section 754 election is generally disadvantageous if the transferee’s tax basis in the transferee’s common units is lower than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000. The Section 754 election is irrevocable without the consent of the IRS.

We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted certain depreciation and amortization conventions discussed below under the heading “Uniformity of Common Units.”

The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

Valuation of AmeriGas Partners’ Property and Basis of Properties

The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of tax basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to a current unitholder.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis in the common units sold. A unitholder’s amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

Gain or loss recognized by a unitholder on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset capital gains, and, in the case of individuals, no more than $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, although, according to the Treasury Regulations, it may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Certain provisions of the Code treat a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

Allocations Between Transferors and Transferees

In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Morgan, Lewis and Bockius LLP is unable to opine on the validity of our method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

Notification Requirements

A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy these reporting requirements. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

We will be considered to have technically terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests, and the IRS grants, special relief, the partnership will be required to provide only a single Schedule K-1 to unitholders for the two short tax years resulting from the technical termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Treatment of Operations—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Our counsel, Morgan, Lewis and Bockius LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Certain Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of their ownership of common units. Consequently, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership’s income which is effectively connected with the conduct of a U.S. trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

Because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, such a corporation will also be subject to the U.S. branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under a ruling by the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax as effectively connected with a U.S. trade or business of the foreign unitholder in whole or in part. Moreover, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, significantly less than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, although a foreign unitholder’s gain on the sale of common units should not be subject to U.S. federal income tax as a result of FIRPTA, foreign unitholders nonetheless may be subject to U.S. federal income tax on gain from the sale or disposition of their common units pursuant to the IRS position reflected in the aforementioned effectively connected income ruling.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 75 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, that sets forth such unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to the unitholder’s investment in our common units.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the “tax matters partner” for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) a statement regarding whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units that they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, “substantial authority” or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

More stringent rules apply to “tax shelters,” which we do not believe includes us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of such valuation or tax basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed to the IRS, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.” Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. It is possible that legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including us. Modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Further, states may modify laws or interpret them in a manner that could subject our operations to entity-level taxation through the imposition of state income, franchise or other forms of taxation. We are unable to predict whether such legislation, or other proposals, ultimately will be enacted. Any such changes may reduce the amount of cash available for distribution to unitholders and may also have a negative impact on the value of an investment in our common units.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of state and local taxes on such unitholder’s investment in us. We currently conduct business in all 50 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of such unitholder’s investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and foreign as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the common units through underwriters in firm commitment underwritings. To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

If we sell securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with the underwriters chosen for such sale at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in a prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the underwriting agreement against specified liabilities, including liabilities under the Securities Act. The underwriters may also engage in transactions with or perform services for us in the ordinary course of business.

The common units offered will be acquired by the underwriters for their own account. The underwriters may resell the common units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common units offered will be subject to certain conditions. The underwriters will be obligated to purchase all the common units offered if any of the securities are purchased (other than any securities issued pursuant to an option granted to the underwriters). Any initial public offering price and any discounts or concessions allowed or re-allowed may be changed from time to time.

In connection with offerings of securities under the registration statement of which this prospectus forms a part, and in compliance with applicable law, underwriters may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Underwriters that participate in the distribution of the common units may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters will be identified and their compensation will be described in a prospectus supplement.

LEGAL OPINIONS

Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP. If certain legal matters in connection with an offering of common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended September 30, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, incorporated by reference in this prospectus have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You can read and copy these reports and other information, including the documents incorporated by reference, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 (please call 1-800-SEC-0330 for further information about the operation of the public reference room). Such documents, reports and information are also available on the SEC’s website at http://www.sec.gov.

We also provide information to the New York Stock Exchange because our common units are traded on the New York Stock Exchange. You may obtain our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference information that we file with the SEC. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We incorporate by reference the following documents that we have filed with the SEC:

(1) our annual report on Form 10-K for the fiscal year ended September 30, 2011, filed on November 21, 2011;

(2) our quarterly report on Form 10-Q for the quarter ended December 31, 2011, filed on February 3, 2012; and

(3) our current reports on Form 8-K filed on October 6, 2011, October 17, 2011, November 28, 2011, December 7, 2011, December 16, 2011, January 4, 2012 (pursuant to Items 8.01 and 9.01 only), January 9, 2012, January 12, 2012, as amended on February 9, 2012, January 18, 2012, January 19, 2012, February 8, 2012, March 7, 2012, and March 14, 2012.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus to the end of the offering of the debt securities. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. We are not incorporating by reference any information furnished under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in any past or future current report on Form 8-K that we may furnish to the SEC, unless otherwise specified in such current report or in a particular prospectus supplement.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be made to AmeriGas Propane, Inc., 460 North Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 337-7000, Attention: Hugh J. Gallagher, Treasurer.

AmeriGas Partners, L.P.

Representing Limited Partner Interests

7,000,000 Common Units

PROSPECTUS SUPPLEMENT

March 15, 2012

(Including Prospectus dated March 14 , 2012)

Wells Fargo Securities

BofA Merrill Lynch

Barclays Capital

Citigroup

Credit Suisse

J.P. Morgan

UBS Investment Bank

Janney Montgomery Scott